HINDALCO

ADITYA BIRLA GROUP

05012252

AM:PVK:887:2005

Date:- 28th October, 2005

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

SUPPL

RECEIVED
2005 NOV -3 A 10:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub:- Record Date for the Right Issue of the Company.

Please refer to our Letter dated 20th September, 2005 on our proposed Right Issue.

In this connection, we write to inform you that the Company has fixed the **Record Date** on Monday, the **28th November, 2005**, for the proposed Right issue.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
Company Secretary

PROCESSED
NOV 0 3 2005
THOMSON FINANCIAL

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